SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Publicly-Held Company

Tax ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

     MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
CONVENED, ON A SECOND CALL, AND SUSPENDED ON DECEMBER 23, 2009 AND
RECONVENED AND CLOSED ON DECEMBER 30, 2009

ERRATUM

In the minutes of the Extraordinary General Shareholders’ Meeting of Gafisa S.A., convened on a second call, and suspended on December 23, 2009 and reconvened and closed on December 30, 2009, the wording of Article 5 of item 5.8 unintentionally differed from the terms approved in the relevant meeting with respect to the capital increase recorded in item 5.6 of the same minutes, once it has not taken into account the part of the issue price of the shares allocated, by resolution of the shareholders, to the formation of a capital reserve and not to the capital of the Company, reason why the correct wording of Article 5 of item 5.8 is: “Article 5. The capital of the Company is R$1,627,274,152.14 (one billion six hundred twenty seven thousand one hundred fifty two reais and fourteen cents) which is fully paid-in and divided into 167,077,137 (one hundred sixty seven million seventy seven thousand and one hundred thirty seven) common shares, all registered, book-entry and without par value.”

São Paulo, January 8, 2010

Fabiana Utrabo Rodrigues
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.